Corporate Office

6717 Pointe Inverness Way, Suite 200

Fort Wayne, Indiana 46804

(260) 459-3553

(260) 969-3587 fax

www.steeldynamics.com

May 12, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 7010

Washington, D.C.  20549-7010

Attention: Mr. Dale Welcome, Staff Accountant

RE     Staff Comments Regarding Steel Dynamics, Inc.’s Form 10-K for the year ended December 31, 2008 and Definitive Proxy Statement on Schedule 14A filed April 3, 2009

SEC File No. 000-21719

Dear Mr. Welcome:

On behalf of the Registrant, Steel Dynamics, Inc., I am pleased to provide the following responses to the comments of the Staff of the Securities and Exchange Commission, in the letter dated May 1, 2009 (the “Comment Letter”), with respect to our filing on Form 10-K and Definitive Proxy Statement on Schedule 14A.

The numbered paragraphs and headings correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.  All page numbers refer to the page numbers contained in the referenced filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 15. Exhibits and Financial Statement Schedules, page 98

1.              We note the credit agreement filed as exhibit 10.3.  It does not appear that the schedules or exhibits D through G-2 are filed on EDGAR.  Please advise.  Refer to Item 601(b)(10) of Regulation S-K.

The Registrant acknowledges that these schedules and exhibits were not filed with the referenced credit agreement and agrees to file these promptly as part of a re-filed credit agreement (a) by submitting an amended Form 8-K to which the credit agreement was attached as an exhibit, originally filed June 21, 2007, and (b) by changing the incorporation by reference language in Exhibit 10.3 of Registrant’s future filings on Form 10-K and other filings that require exhibits, to reference the amended Form 8-K.

2.               We note that your loan agreement filed as exhibit 10.12 is incorporated by reference from exhibit 10.12 to a Form S-1 (File No. 333-12521).  It appears that the exhibit reference to the Form S-1 should be exhibit 10.2.  Please advise or revise accordingly in future filings.

The Registrant agrees that the correct exhibit reference is 10.2 and will revise in future filings.

Definitive Proxy Statement on Schedule 14A filed April 3, 2009

Other Compensation, Profit Sharing and Retirement Savings Plan, page 30

3.               Refer to comment 8 in our December 19, 2008 letter.   As requested previously, explain in future filings how this plan fits in to your overall compensation objectives.

The Registrant acknowledges Staff comments from the December 19, 2008 letter and Registrant’s response to that letter on January 5, 2009.  Registrant acknowledges that the indicated items were not included in its April 3, 2009 proxy, and assures Staff that this aforementioned information will be included in future filings.

4.               Refer to comment 9 in our December 19, 2008 letter.  As requested previously, explain in future filings how amounts are allocated under the plan.  Also disclose in future filings the amounts allocated to the other named executive officers.  We note that these specific amounts are not itemized in the footnote to column (g) of the summary compensation table on page 33.

The Registrant acknowledges Staff comments from the December 19, 2008 letter and Registrant’s response to that letter on January 5, 2009.  Registrant acknowledges that the indicated items were not included in its April 3, 2009 proxy, and assures Staff that this aforementioned information will be included in future filings.

2008 Directors Compensation, page 38

5.               Refer to comment 10 in our December 19, 2008 letter.  As requested previously, provide in future filings a narrative description to the director compensation table.  See Item 402(k)(3) of Regulation S-K.

The Registrant acknowledges Staff comments from the December 19, 2008 letter and Registrant’s response to that letter on January 5, 2009.  Registrant acknowledges that the indicated items were not included in its April 3, 2009 proxy, and assures Staff that this aforementioned information will be included in future filings.

In addition, Registrant acknowledges the following:

•                  Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your prompt attention to this response.  If you, or any other member, of the Staff has any further questions or comments concerning these responses, please telephone the undersigned at 260.969.3567.

Very truly yours,

Steel Dynamics, Inc.

/s/ Theresa E. Wagler

Theresa E. Wagler
Chief Financial Officer